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                                                                  Exhibit 4(xii)
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ENDORSEMENT


As of the Date of this Endorsement, this Endorsement is added to the Contract.

The following changes are made to the Net Investment Factor provision of the Contract Value Section:

"(c) is equal to either i) or ii), where:

     i) is .0000438356 for all subaccounts that were initially offered in the Contract on May 1, 2001 or later and were designated in the prospectus as subject to this fee level, multiplied by the number of days in that Valuation Period, and

     ii) is .0000369863 for all other subaccounts multiplied by the number of days in that Valuation Period.

The daily deduction of .0000438356 for all subaccounts that were initially offered in the Contract on May 1, 2001 or later and were designated in the prospectus as subject to this fee level is equal to .016 on an annual basis. We will inform you in writing of the subaccounts to which this daily deduction will apply. By investing in such subaccount(s) you affirmatively agree to have this higher fee apply in the calculation of the Net Investment Factor. The daily deduction of .0000369863 for all other subaccounts is equal to .0135 on an annual basis."

is substituted for

"(c) is equal to .0000369863 times the number of days in that Valuation Period."

METROPOLITAN LIFE INSURANCE COMPANY
One Madison Avenue, New York, New York

VE-AMF-3 (05/01)


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ENDORSEMENT DATE: